UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT 2)*

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   89621W 10 1
                                 (CUSIP Number)


              CRAIG A. STONER, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO, 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 40637D 10 8                                                Page 2 of 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1            NAMES OF REPORTING PERSONS              HILTON PETROLEUM LTD.

                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                   Only)
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                   (See Instructions)                                    (b) [ ]
--------------------------------------------------------------------------------
      3            SEC USE ONLY
--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS (See Instructions)
                   WC
--------------------------------------------------------------------------------
      5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION
                   YUKON TERRITORY, CANADA
--------------------------------------------------------------------------------
                                   7              SOLE VOTING POWER
      NUMBER OF                                   154,285
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY                     8              SHARED VOTING POWER
        EACH                                     -0-
      REPORTING    -------------------------------------------------------------
    PERSON WITH
                                   9              SOLE DISPOSITIVE POWER
                                                  154,285
                   -------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                   154,285
--------------------------------------------------------------------------------
      12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.3%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (See Instructions)
                   CO


INCLUDE  BOTH SIDES OF THE COVER PAGE,  RESPONSES  TO ITEMS 1-7           2 OF 7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP No. 40637D 10 8                                                Page 3 of 7


ITEM. 1    SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Halo Resources Ltd. (formerly Trimark Energy Ltd.) (the "Issuer"). The Issuer's principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.


ITEM 2.    IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Hilton Petroleum Ltd. ("Hilton").

Hilton is a Yukon Territory corporation, which intends to engage in mineral exploration activities. Hilton's principal business address and principal office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The following is a list of directors, executive officers, and control persons of Hilton, their business addresses (if other than the principal office of Hilton), their positions held with Hilton, and their present principal occupations, as of February 9, 2004:


NAME AND                                POSITION HELD
BUSINESS ADDRESS                        WITH HILTON                 PRINCIPAL OCCUPATION

Nick DeMare                             Interim President,          Since May, 1991, Mr. DeMare has been
#1305 - 1090 West Georgia Street        Chief Executive             the President of Chase Management
Vancouver, British Columbia             Officer and                 Ltd., a private company which provides
V6E 3V7, CANADA                         Director                    a broad range of administrative,
                                                                    management and financial services to
                                                                    private and public companies engaged
                                                                    in mineral exploration and development,
                                                                    gold and silver production, oil and gas
                                                                    exploration and production and venture
                                                                    capital.  Mr. DeMare indirectly owns
                                                                    100% of Chase.  Mr. DeMare currently
                                                                    serves as an officer and director of
                                                                    other public reporting companies.  Mr.
                                                                    DeMare is also an officer and director of
                                                                    the Issuer.

William Lee                             Director                    Since June, 1996, Mr. Lee has been
#709 - 837 West Hastings Street                                     employed as the Chief Financial Officer
Vancouver, British Columbia                                         of IMA Exploration Inc., a public
V6C 3N6, CANADA                                                     company engaged in the exploration of
                                                                    mineral properties.  Mr. Lee currently
                                                                    serves as an officer and director of
                                                                    other public reporting companies.



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CUSIP No. 40637D 10 8                                                Page 4 of 7



Andrew Carter                           Director                    Mr. Carter obtained a certificate in
#1305 - 1090 West Georgia Street                                    accounting from the Principal Midland
Vancouver, British Columbia                                         College of TAFE (Western Australia) in
V6E 3V7, CANADA                                                     1987.  Since 1999, Mr. Carter has been
                                                                    providing services as an independent
                                                                    corporate consultant. Mr. Carter
                                                                    currently serves as an officer and
                                                                    director of other public reporting
                                                                    companies.

Harvey Lim                               Corporate                  Since 1991, Mr. Lim has been
#1305 - 1090 West Georgia Street         Secretary                  employed by Chase Management Ltd.
Vancouver, British Columbia                                         as controller.  Mr. Lim currently serves
V6E 3V7, CANADA                                                     as an officer and director of other public
                                                                    reporting companies.  Mr. Lim is also an
                                                                    officer of the Issuer.


During the past five years none of Hilton, its directors, executive officers, and control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years none of Hilton, its directors, executive officers, and control persons has been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All the directors, executive officers, and control persons of Hilton are citizens and residents of Canada.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Hilton and Mr. DeMare have acquired shares of the Issuer's common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Hilton and Mr. DeMare have sold shares in private transactions and through the public market. All of Hilton's acquisitions were funded with working capital. Mr. DeMare's purchases were made with personal funds or with working capital of entities in which Mr. DeMare has an interest.

There have been no acquisitions or dispositions of the Issuer's common shares made by Hilton, Mr. DeMare, Mr. Lee, Mr. Carter or Mr. Lim within the last 60 days.


ITEM 4.    PURPOSE OF TRANSACTION.

(a) Hilton and Mr. DeMare are holding their shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares. See "Item 5. Interest in Securities of the Issuer."

Except as disclosed below in "Item 5. Interest in Securities of the Issuer," none of Hilton, and if applicable, its directors, executive officers, trustees, and control persons, have any other present plans or proposals which relate to or would result in:



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CUSIP No. 40637D 10 8                                                Page 5 of 7


(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)  a  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Hilton and Mr. DeMare will continue to review their investments in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 9, 2004, Hilton owned beneficially and of record 154,285 shares (5.3%, based upon 2,926,859 shares outstanding as of February 9, 2004) of the Issuer's common shares. Hilton has entered into discussions with the Issuer to cancel CDN$390,558 of indebtedness owed to Hilton by the Issuer in exchange for the issuance of 2,603,720 common shares of the Issuer. The terms of the transaction are still being negotiated and are subject to approval by Halo's shareholders and the TSX Venture Exchange.

     As of February 9, 2004, officers, directors and control persons of Hilton beneficially owned 138,555 common shares (4.7%, based upon 2,926,859 shares outstanding as of February 9, 2004) of the Issuer, as follows:

     Mr. DeMare beneficially owned 138,555 shares (4.7%).

     Mr. DeMare beneficially owns shares of the Issuer's common stock in his own name and through DNG Capital Corp. ("DNG Capital") and 888 Capital Corp. ("888 Capital"). As of February 9, 2004, Mr. DeMare owned beneficially 58,555 (2.0%, based upon 2,926,859 shares outstanding as of February 9, 2004) of the Issuer's common shares. Mr. DeMare's beneficial ownership includes:

     857 shares of the Issuer's common stock held by Mr. DeMare, individually; 20,404 shares of the Issuer's common stock held by DNG Capital and; 37,294 shares of the Issuer's common stock held by 888 Capital.

     As of February 9, 2004, Mr. Carter, Mr. Lee and Mr. Lim did not own any shares of the Issuer's common stock.

CUSIP No. 40637D 10 8                                                Page 6 of 7


(b) Hilton has the sole power to vote and dispose of 138,555 shares of the Issuer's common stock.

     Mr. DeMare has the sole power to vote and to dispose of 21,261 of the Issuer's common shares. Mr. DeMare shares the power to vote and dispose of 37,294 shares held by 888 Capital with Mr. Joseph Abbinante. Information with respect to Mr. Abbinante is provided below:

     (i)  Name: JOSEPH ABBINANTE

     (ii) Residence or business  address:

          888 DUNSMUIR  STREET,  VANCOUVER,  BC, CANADA V6C 3K4

     (iii)Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

          RESTAURANTEUR

     (iv) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

          NO

     (v) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

          NO

     (vi) Citizenship: CANADIAN

     Mr. DeMare, Mr. Lee, Mr. Carter and Mr. Lim, the officers, directors and control persons of Hilton disclaim any beneficial ownership of the shares held by Hilton.

(c) During the prior 60 days, Hilton, Mr. DeMare, Mr. Lee, Mr. Carter and Mr. Lim did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See "Item 3. Source and Amount of Funds or Other Consideration."

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Hilton. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Lim. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares beneficially owned by Mr. DeMare.

CUSIP No. 40637D 10 8                                                Page 7 of 7


(e) As of February 9, 2004, Hilton continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       HILTON PETROLEUM LTD.


Date: February 25, 2004                By:      /s/ Nick DeMare
      -----------------------------    ----------------------------------------
                                       Nick DeMare, Chief Executive Officer



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